                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                HLM DESIGN, INC.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  404 217 10 1
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                                 (CUSIP Number)

     Thomas J. Berthel                                Copy to: Michael K. Denney
     Berthel Fisher & Company                         Bradley & Riley, P.C.
     701 Tama St.                                     2007 First Avenue, S.E.
     Marion, IA 52302                                 Cedar Rapids, IA 52403
     (319) 447-5700                                   (319) 363-0101
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                        March 30, 2001 and April 6, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 2
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    THOMAS J. BERTHEL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    25,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    319,756
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    25,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    319,756
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     344,756
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN, HC
--------------------------------------------------------------------------------

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 3
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    BERTHEL FISHER & COMPANY     42-1254805
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    301,456
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    301,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     301,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 4
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. 42-1029773
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    122,366
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    122,366
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     122,366
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BD; CO
--------------------------------------------------------------------------------

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 5

ITEM 1.   SECURITY AND ISSUER.

         Shares of the common stock, $.001 par value (the "Common Stock"), of HLM Design, Inc. (the "Issuer"), a Delaware corporation, 121 West Trade Street, Suite 2950, Charlotte, NC 28202, (704) 358-0779.

ITEM 2.   IDENTITY AND BACKGROUND.

         The persons jointly filing this Schedule 13D/A are: Thomas J. Berthel, Berthel Fisher & Company ("BFC") and Berthel Fisher & Company Financial Services, Inc. ("Financial Services"). They are referred to individually as a "Filing Person" and collectively as the "Filing Persons."

         BFC and Financial Services are Iowa corporations with their principal places of business at 701 Tama St., Marion, Iowa 52302.

         BFC, a financial services holding company, owns 80.1% of the voting stock of Financial Services, a broker-dealer registered with the Securities Exchange Commission and a member of the National Association of Securities Dealers.

         BFC owns 95.17% of the voting stock of Berthel Fisher & Company Leasing, Inc. ("Leasing"). Leasing is not a Filing Person. Leasing owns 43,631 shares of Common Stock which may be deemed to be beneficially owned by BFC and Thomas J. Berthel. For purposes of this Schedule 13D/A, BFC and Thomas J. Berthel are treated as having shared voting power and shared dispositive power with respect to the shares of Common Stock owned by Leasing.

         BFC owns all of the outstanding stock of Berthel Fisher & Company Investments, Inc. ("Investments"), an Iowa corporation. Investments is not a Filing Person. Investments owns 108,259 shares of Common Stock which may be deemed to be beneficially owned by BFC and Thomas J. Berthel. For purposes of this Schedule 13D/A, BFC and Thomas J. Berthel are treated as having shared voting power and shared dispositive power with respect to the shares of Common Stock owned by Investments.

         Thomas J. Berthel is the President, Chairman and largest shareholder of BFC; his principal place of business is located at 701 Tama St., Marion, Iowa 52302. Mr. Berthel is a United States citizen. Mr. Berthel is the President, Chairman and Chief Executive Officer of Leasing and Financial Services. Mr. Berthel is the President and Chief Executive Officer of Investments. Mr. Berthel may be deemed to be a control person of BFC, Financial Services, Leasing, and Investments, and is treated as such for purposes of this Schedule 13D/A. Although Mr. Berthel does not vote or control 16,300 shares owned by his wife, 1,000 shares owned by his daughter and 1,000 shares owned by his son, Mr. Berthel is treated for purposes of this Schedule 13D/A as if he were the beneficial owner of the shares of Common Stock owned by his wife and children.

         During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 6

         of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         BFC and Financial Services did not acquire shares of Common Stock during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Thomas J. Berthel acquired 3,100 shares in two market transactions for cash, using personal funds and transferred to his wife 13,100 shares for no consideration by journal entry.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Mr. Berthel's wife sold 1,000 shares in a market transaction.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Investments, which is not a Filing Person, acquired a total of 108,259 shares of Common Stock in two market transactions for cash, using working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

         The shares of Common Stock acquired by Mr. Berthel during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing were acquired solely for investment purposes. No other Filing Person acquired or disposed of shares of Common Stock during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing. The shares of Common Stock acquired by Investments, who is not a Filing Person, were acquired for investment purposes.

         The shares of Common Stock of the Issuer owned by the Filing Persons, Mr. Berthel's wife, Mr. Berthel's children, Investments and Leasing have been acquired solely for the purpose of investment. The Filing Persons, Mr. Berthel's wife, Mr. Berthel's children, Investments and Leasing may make additional purchases of Common Stock of the Issuer depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, general economic conditions, money and stock market conditions, and other future developments. Depending on the same factors, the Filing Persons may dispose of all or part of their investment in the Common Stock of the Issuer.

         The Filing Persons have no present intention (and the Filing Persons are informed that Mr. Berthel's wife, Mr. Berthel's children, Investments and Leasing have no present intention) to effect or participate in the formulation of:

                  (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (b) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 7

                  (c) any material change in the present capitalization or dividend policy of the Issuer;

                  (d) any other material change in the Issuer's business or corporate structure;

                  (e) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (f) any act or course of conduct causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (g) any act or course of conduct causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

                  (h)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Shares owned by each Filing Person as of the date of this filing and transactions of each Filing Person during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing are set forth below. All such transactions, unless indicated to the contrary, were effected in brokerage transactions on the American Stock Exchange.

         THOMAS J. BERTHEL

         Date of Event which Requires Filing of this Statement - April 6, 2001. For purposes of this filing, Mr. Berthel is deemed to have shared voting and shared dispositive power with respect to shares of Common Stock owned by BFC. On April 6, 2001, BFC sold 25,000 shares of Common Stock, which represented 1.14% of the then outstanding shares of Common Stock.

         Interest in Securities of the Issuer. Thomas J. Berthel has sole voting and sole dispositive power with respect to 25,000 shares of Common Stock. Mr. Berthel can be deemed to have shared voting and shared dispositive power with respect to 319,756 shares of Common Stock, as follows: 18,300 shares of Common Stock owned by his wife and children; 27,200 shares of Common Stock owned by BFC; 43,631 shares of Common Stock owned by Leasing; 108,259 shares of Common Stock owned by Investments; 62,366 shares of Common Stock owned by Financial Services; and warrants owned by Financial Services to acquire 60,000 shares of Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Mr. Berthel made the following acquisitions and dispositions of Common Stock:

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 8

                     Date                     Transaction            Number of Shares        Price Per Share
                     ----                     -----------            ----------------        ---------------
         December 31, 1999             Purchase                             2,000                 $3.49
         January 3, 2000               Purchase                             1,100                 $3.49
         September 27, 2000            Transfer (1)                       (13,100)                  NA
         ----------

         (1) Journal entry transfer to Mr. Berthel's wife.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Mr. Berthel's children made no acquisitions or dispositions of Common Stock. During that period Mr. Berthel's wife made a disposition and received a transfer of Common Stock, as follows:

                     Date                     Transaction              Number of Shares          Price Per Share
                     ----                     -----------              ----------------          ---------------
         September 27, 2000                  Transfer                    13,100 (1)                     NA
         November 14, 2001                   Sale                           (1,000)                   $2.95

        --------
         (1)  Journal entry transfer from Mr. Berthel.

         BERTHEL FISHER & COMPANY ("BFC")

         Date of Event which Requires Filing of this Statement - April 6, 2001. On April 6, 2001, BFC sold 25,000 shares of Common Stock, which represented 1.14% of the then outstanding shares of Common Stock.

         Interest in Securities of the Issuer. BFC has sole voting and sole dispositive power with respect to no shares of Common Stock. BFC can be deemed to have shared voting and shared dispositive power with respect to 301,456, as follows: 27,200 shares of Common Stock owned by BFC; 43,631 owned by Leasing; 108,259 owned by Investments; 62,366 owned by Financial Services; and warrants owned by Financial Services to acquire 60,000 shares of Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004. During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, BFC made no acquisitions, and made the following sale:

                     Date                     Transaction            Number of Shares        Price Per Share
                     ----                     -----------            ----------------        ---------------
                April 6, 2001                     Sale                    25,000                  $2.10

         BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. ("FINANCIAL
         SERVICES")

         Date of Event which Requires Filing of this Statement - March 30, 2001. On March 30, 2001 Financial Services sold 65,900 shares of Common Stock, which represented 3.01% of the outstanding shares of Common Stock.

         Interest in Securities of the Issuer. Financial Services has sole voting and sole dispositive power with respect to no shares of Common Stock. Financial Services can be deemed to have shared voting and shared dispositive power with respect to the 62,366 shares it owns plus warrants to acquire 60,000 shares of the Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004. During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Financial Services made no acquisitions, and made the following dispositions:

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 9

                 Date                       Transaction                Number of Shares       Price Per Share
                 ----                       -----------                ----------------       ---------------
        March 30, 2001                         Sale                         65,900                 $2.30
        May 30, 2001                           Sale                         42,359                 $2.35
        March 26, 2002                         Sale                         (3,000)                $3.00
        March 26, 2002                         Sale                         (3,000)                $3.00
        March 26, 2002                         Sale                         (3,000)                $3.00
        May 3, 2002                            Sale                         (3,000)                $3.30
        May 3, 2002                            Sale                         (2,000)                $3.45

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Persons disclaim any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer.

         The filing of this Schedule 13D/A by each of the Filing Persons shall not be construed as an admission that each Filing Person is, for the purpose of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 27, 2002                 /s/  Thomas J. Berthel
                                               -------------------------------
                                                    THOMAS J. BERTHEL

         Dated:  June 27, 2002                 BERTHEL FISHER & COMPANY

                                               BY: /s/ Thomas J. Berthel
                                                   ---------------------------
                                                   THOMAS J. BERTHEL, President

         Dated:  June 27, 2002                  BERTHEL FISHER & COMPANY
                                                FINANCIAL SERVICES, INC.

                                                BY: /s/ Thomas J. Berthel
                                                    ----------------------------

                                                    THOMAS J. BERTHEL, Chairman

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).